February 25, 2014

VIA UPS EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

                               Re:       Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 5, 2013
File No. 001-13792

Dear Ms. Thompson:

Reference is made to the letter dated February 4, 2014 (the "Second Comment Letter") to the undersigned, Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the "Company"), setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed by the Company on March 14, 2013 (the "Annual Report") the Definitive Proxy Statement on Schedule 14A filed April 30, 2013, and the Form 10-Q for the Quarterly Period Ended September 30, 2013 filed November 5, 2013 (the "Quarterly Report").

This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings in this letter correspond to the headings of the Second Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
1.
We note your response to comment 2 in our letter dated December 4, 2013. Since your current disclosures do not appear to provide a comprehensive explanation for why North American operating income declined from $45 million in fiscal 2011 to an operating loss of $63.6 million in fiscal 2012, we are reissuing our comment. Please explain in detail the reasons why you believe volume and price erosions occurred and describe any known trends that you expect will have a material impact on revenues. Also tell us and disclose in sufficient detail any additional reasons for the significant decrease in operating and pre-tax income of your North American operations.

As requested, the Company provides for the Staff's information the following explanation and further detail regarding the decrease in North American operating  income and pre-tax income in fiscal 2012. As previously noted, similar disclosure was provided in the 2012 Form 10K and in a previously filed Form 8K, but the Company agrees with the Staff that consolidating this information in future filings is preferable and will make the year to year changes more easily understood by investors. The Company proposes to provide comparably detailed information and trend data for fiscal 2013 in the upcoming Form 10K and in future filings. The Company respectfully requests that the Staff not require amendments of past filings, for the reasons given in our prior response letter.
Operating income for our North American businesses (which is comprised of  part of our Technology Segment and our entire Industrial Products and Corporate and Other Segments) declined from $45.0 million in 2011 to an operating loss of $63.6 million in 2012. This decline was primarily attributable to results of the North American part of our Technology Segment.  Within this business, the major drivers of the weakness were web, television and retail store sales declines, resulting from sales volume and selling price erosion in certain core product categories such as personal computers and televisions. The Company believes the decline in sales and price pressures are attributable to a variety of well publicized industry and market trends, including consumer preferences for new generation tablets, which erode laptop and desktop PC sales, the market share for tablets held by Apple, which does not sell to the Company for US markets, the consolidation of prior generations of separate devices and functions into a single integrated device (such as GPS and cameras being integrated with smart phones), the ongoing movement of traditional brick and mortar store sales to online/ecommerce vendors, and the increasing influence of a dominant company in the online/ecommerce market. Results in 2012 were also adversely impacted by one-time non-cash impairment charges of $35.3 million related to the decision to consolidate our US brands and cease use of the intangible assets of Comp USA and Circuit City. In addition, aggregate one-time pre-tax charges of $5.1 for asset impairment, exit and severance expenses in connection with our decision to exit the computer manufacturing business were incurred in 2012, (including $4.6 million in non cash charges for asset impairments, including the write down of the manufacturing facility to market value, and $0.5 million in cash charges for workforce reduction costs and other related shut down expenses).  In addition to these Technology Segment results, the Industrial Products Segment was also impacted by a $5.2 million decrease in operating income in 2012 compared to 2011, primarily attributable to increased distribution costs attributed to the opening of a new warehouse and distribution facility, headcount expenses and increased digital advertising. The Industrial Products segment also incurred approximately $2.2 million in one-time charges related to the closing of a small distribution center and the opening of the new warehouse and distribution facility.
Item 15. Exhibits and Financial Statement Schedules
Notes to Consolidated Financial Statements

12. Segment and Related Information, page 59

2.
We note your response to comment 8 in our letter dated December 4, 2013. Your disclosure on page 59 states "[t]he Company acting through our Chief Executive Officer as Chief Operating Decision Maker evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes." Your response, however, states that your CODM reviews segment performance based on segment operating income. Please tell us why you describe in the segment footnote what the Company utilizes to assess segment performance, as opposed to what the CODM utilizes, given the disclosures present what the CODM utilizes.

The Company's response to Comment 8 was too brief and we apologize for the confusion. The last sentence of that response ("Non operating items are not provided to or reviewed at a reporting segment level by the CODM") is another way of describing the specific non-operating items mentioned in our response to Comment 8, which are not considered by the CODM. The Company proposes to use the following language in future disclosures to provide more consistent language. Our Chief Executive Officer, in his role as Chief Operating Decision Maker, evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes."

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Elements of our Executive Compensation Programs, page 24
2012 NEO Cash Bonus Plan, page 29

3.
We note your response to comment 10 in our letter dated December 4, 2013. In future filings, to the extent financial targets are achieved and non-equity incentive compensation is awarded as a result, please disclose the targets as well as your actual performance with respect thereto. In doing so, if adjustments were made or discretion was exercised in order to determine the final award amounts, please describe such adjustments or exercises of discretion.

In future filings, the Company will disclose achieved targets and actual related performance when reporting on prior year compensation results (ie. the 2014 Proxy will provide this information in respect of fiscal year 2013); such disclosure will include discussion of any such adjustments or exercise of discretion.

Compensation of NEOs in 2012, page 33
4.
We note your response to comments 11 and 13 of our letter dated December 4, 2013. In future filings, in each case to the extent applicable and material, please provide the reweighted percentage allocated to any non-financial goals, and disclose the factors that the Compensation Committee considered in weighting and reweighting such goals.

In future filings, the Company will to the extent applicable and material provide the reweighted percentage allocated to any non-financial goals, and will disclose the factors that the Compensation Committee considered in weighting and reweighting such goals.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.  Please feel free to contact the undersigned for any additional information.

Respectfully yours,

/s/Lawrence P. Reinhold

Lawrence P. Reinhold
 Executive Vice President and
Chief Financial Officer
Enclosure

Cc: Jarrett Torno, Staff Accountant
      Andrew Blume, Staff Accountant
      Eric Lerner, Systemax Inc.
       Senior Vice President and General Counsel